Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


08006274

SUPPL

10 December 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

3 December 2008


MACQUARIE

ASX Release

Macquarie Group Limited - Employee Share Plan

Macquarie Group Limited ("MQG") has made an offer to eligible employees to acquire up to $1,000 of fully paid ordinary MQG shares ("Ordinary Shares") under the Macquarie Group Employee Share Plan ("ESP"). The ESP is effectively a continuation of the Macquarie Bank Employee Share Plan under which Macquarie Bank Limited ("MBL") made an annual offer to eligible employees to acquire fully paid ordinary MBL shares since 1997. MQG advises that it intends to issue Ordinary Share pursuant to the ESP.

Eligible employees will each be offered up to $1,000 of Ordinary Shares, to be allotted on or about 19 January 2009 ("Allotment Date"). The exact number of Ordinary Shares issued will be advised after allotment.

The Ordinary Shares will be issued at the weighted average price at which the Ordinary Shares are traded on the ASX in the one week period up to and including the Allotment Date and will rank pari passu with all other Ordinary Shares then on issue.

The shares will be subject to restrictions on disposal until the earlier of three years from the Allotment Date or the relevant employee no longer being employed by a Macquarie Group Company.

The offer is to be made to eligible employees pursuant to an offer document issued under ASIC Class Order 03/184. Shareholder approval is not required for the issue of the shares. There are approximately 6368 eligible employees.

For further information, please contact:

Dennis Leong, Company Secretary, Macquarie Group Limited (02) 8232 3273

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,996
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	500 @ $32.26 5,496 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted. 5,496 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,996 on 04/12/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	281,030,562	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	54,478,999	Options over Ordinary Shares at various exercise prices
		1,503,550	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,503,550 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $21.66 2,000 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted. 2,000 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,668 on 05/12/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	281,034,230	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	54,477,137	Options over Ordinary Shares at various exercise prices
		1,497,850	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,497,850 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 December 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	29 September 2008 but 5 June 2008 re: Macquarie Group Limited fully paid ordinary ("MQG") shares and 12 November 2007 re: Macquarie Infrastructure Group ("MIG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MQG fully paid ordinary shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; • Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary; and • Shares held by John Niland as trustee for the Niland Family Superannuation Fund of which John Niland is the beneficiary.
Date of change	• 2 December 2008; and • 3 December 2008.

cag_cosec_syd_prd/98452_1

+ See chapter 19 for defined terms.

No. of securities held prior to change	• 2,309 MQG shares held directly by John Niland; • 2,400 MQG shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; • 1,000 MQG shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary; • 3,850 MQG shares held by John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is the beneficiary; and • 20,291 MIG stapled securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary
Class	• MQG fully paid ordinary shares; and • MIG stapled securities.
Number acquired	Securities transferred to Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland on 2 December 2008: • 1,000 MQG shares held by John Niland as trustee for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary; • 4,291 MIG stapled securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary. Securities transferred to Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland on 3 December 2008: • 3,850 MQG shares held by John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is the beneficiary; • 16,000 MIG stapled securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary
Number disposed	Securities transferred from John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is the beneficiary: • 3,850 MQG shares on 3 December 2008. Securities transferred from John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary: • 1,000 MQG shares on 2 December 2008; • 4,291 MIG stapled securities on 2 December 2008; and • 16,000 MIG stapled securities on 3 December 2008.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	• 2,309 MQG shares held directly by John Niland; • 7,250 MQG shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; and • 20,291 MIG stapled securities held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-Market Transfers.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 December 2008

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,590
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	9,590 @ $25.61
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted. 9,590 Shares were issued pursuant to the Macquarie Group Employee Staff Share Acquisition Plan ("MGSSAP").
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,590 on 08/12/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	281,043,820	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	54,477,137	Options over Ordinary Shares at various exercise prices
		1,497,850	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,497,850 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 December 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	8 August 2008 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited ("MQG") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

cag_cosec_syd_prd/97854_1

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions has been extended from 1 December 2008 to 21 May 2009: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 21 May 2009, in respect of those shares; • The Zero Cost Collar transaction between David Clarke and MBL in respect of 153,296 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 21 May 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 21 May 2009, in respect of those shares. The following existing Zero Cost Collar transactions remained unchanged: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder **(if issued securities)**	N/a
Date of change	1 December 2008

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	As consideration for extending the maturity date on the 3 collars previously due to mature on 1 December 2008: • David Clarke paid a net total of $269,983.03 to extend the maturity dates of two collars; and • Karii Pty Limited paid $118,179.32 for extending the maturity date of one collar.
Interest after change	N/a

Dated: 9 December 2008

MACQUARIE GROUP
INTERIM UPDATE
HALF YEAR ENDED 30 SEPTEMBER 2008


MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Overview

Sound result despite unprecedented global market turmoil:

- Profit of $A604 million
- Earnings per share of $A2.17
- Interim dividend of $A1.45 per share (80 per cent franked)
- Return on equity of 13.9 per cent per annum
- Assets under management of $A239 billion

Strong financial position:

- Capital more than 40 per cent above minimum regulatory requirement
- Significant levels of cash and liquid assets
- Lower gearing than major Australian banks and international institutions

Financial market impact:

- Business restructures
- Increase in provisions
- One-off costs and write-downs

Letter from the Chairman

Dear Shareholder

I am pleased to provide you with an overview of Macquarie's performance during the half year to 30 September 2008 in what have been extraordinary financial market conditions. Macquarie generated a sound profit of $A604 million despite the unprecedented global market disruption. During the half, there was significant volatility and market declines on a global scale. We have witnessed a crisis of confidence which began last year, continued into this latest half and sharply intensified in mid-September. The systemic fall in global liquidity led to the stress and failure of some major financial international institutions.

Macquarie has remained profitable and well funded during this period and we are distinct from other financial institutions because:

- most of our operating income is derived from client related activities
- we are diversified by business mix and geography
- we have minimal proprietary trading positions
- we continually adapt to change
- we are well positioned in terms of funding.

The strength of the Australian financial system is also significant as the Australian banking system, while affected, remains sound and has benefited from the strong regulatory environment. We are an Australian-headquartered institution that owns a licensed Australian Bank, Macquarie Bank Limited, and as such are regulated by the Australian Prudential Regulation Authority (APRA).

Whilst we performed well relative to other financial institutions during the period, the market disruption was severe and Macquarie was not immune from some negative financial effects. Net Profit after Tax (NPAT) for the six months ended 30 September 2008 was 43 per cent lower than the record result achieved in the same period last year when market conditions were exceptional and 16 per cent lower than the prior half when markets had started to deteriorate.

Amid the tumultuous trading environment of the past six months, most of our operating groups continued to operate profitably. However, their results were generally lower than the record results achieved in the exceptional prior corresponding half to 30 September 2007.

During the period, there was reasonable corporate finance and advisory deal flow with the value of transactions for the half being $A83 billion. We saw record volumes in foreign exchange coupled with solid volumes in our commodity-related businesses.

Reported net profit after tax attributable to ordinary equity holders
$A million
30 Sept ■ 31 Mar ■


2000
1800
1600
1400
1200
1000
800
600
400
200
0
FY 2006
FY 2007
FY 2008
IH 2009

Cash dividends per share
A cents
30 Sept ■ 31 Mar ■


400
350
300
250
200
150
100
50
0
FY 2006
FY 2007
FY 2008
IH 2009

Our seasonal European equities-related business made a solid contribution and was supported by a good contribution from funds management base and performance fees, which were up on the prior corresponding period.

Whilst we maintained sufficiently high levels of capital and liquidity to prudently position ourselves in these market conditions, this affected the annualised Return on Ordinary Equity (ROE) for the period which was 13.9 per cent. Relative to the market environment and the returns of other financial institutions, which in some cases was negative, this was a solid result and highlights the diversity of Macquarie's businesses.

The lower NPAT and ROE for this period resulted in a significant reduction in the staff profit share provision on the prior corresponding period. Employee related expenses were down 48 per cent on the prior corresponding period.

Extreme market conditions resulted in substantial one-off costs and write-downs which totalled $A1,143 million and had a NPAT impact of $A395 million.

These comprised:

- one-off costs relating to the sale of the Italian mortgages portfolio
- loan impairment provisions
- impairments recognised on trading assets positions
- write-down of funds management assets and other co-investments.

Macquarie has a conservative policy with respect to provisions. Where provisions were taken on the listed funds, they were written down to market value as 30 September 2008. The underlying assets owned by the funds continue to perform in line with expectations and are generating increasing cash flows. There have been recent transactions that demonstrate that infrastructure assets values are holding up well.

These write-downs lowered income which resulted in a reduction of the effective tax rate from 20.5 per cent in the prior corresponding period to 11.6 per cent in this period.

Despite the decline in first half profit, the Board has declared an interim dividend of $A1.45 per ordinary share, which is in line with the prior corresponding period and will be paid on 19 December. This is a reflection of our profitability and our strong capital position. The dividend will be 80 per cent franked. The future rate of franking is subject to the composition of income.

Macquarie continues to remain profitable, well funded, well capitalised and conservatively geared.

On behalf of the Board, I would like to thank you for your continued support as a Macquarie Group Limited shareholder.



David Clarke
Chairman

Return on average ordinary equity holders' funds
% pa


35
30
25
20
15
10
5
0
FY 2006
FY 2007
FY 2008
IH 2009

Basic earnings per share (EPS) performance
A cents
30 Sept ■ 31 Mar ■


700
600
500
400
300
200
100
0
FY 2006
FY 2007
FY 2008
IH 2009

Prudent financial management

Risk management

Strong independent risk management has been a key to Macquarie's success over the long-term. Where risk is assumed it is within a calculated and controlled framework. Businesses are responsible for their own risks but all material risk decisions must be approved by the centralised Risk Management Group. Our main business focus is making returns by providing services to clients rather than by principal trading.

Balance sheet

The balance sheet is sized by the availability of funding and incremental profitability. Credit market turbulence has increased funding costs and reduced the profitability of businesses that require significant use of the balance sheet. However most of Macquarie's profits are derived from fees for services to our clients rather than from the use of the balance sheet.

There is continual, active management of assets and liabilities in each of the operating groups, and as such, the balance sheet remains well matched. Relative to the major Australian banks and other international financial institutions, we are conservatively geared.

Looking forward, Macquarie is adapting to changed market conditions by implementing a strategy to reduce its funded asset position with approximately $A15 billion of initiatives underway. The focus of this strategy will be on businesses affected by the higher cost of funding, with the anticipated impact on profitability considered minimal. A significant portion are expected to be completed by 31 March 2009.

Examples of these initiatives include:

- in March 2008, we announced a winding back of Australian mortgages business and the cessation of our US mortgage origination business
- in September 2008, we announced our intention to sell our Investment Lending business
- in October 2008, we announced the sale of our Italian mortgage business and certain real estate assets.

Capital

Capital at 30 September 2008 was $A10.3 billion which is $A3.3 billion in excess of our minimum capital requirements.

The $A600 million of capital raised in July 2008 through the issue of six million Macquarie Convertible Preference Securities formed part of our ongoing capital management and funding strategy to maintain sufficient capital for growth over the medium-term and to take advantage of opportunities.

Funding

Macquarie is well funded and at 30 September 2008 had cash and liquid assets of $A26.3 billion, which exceed our short-term wholesale issued paper outstanding of $A18.9 billion. The balance sheet is well matched in terms of funding, meaning that cash and liquid assets and other short-term assets exceed short-term funding sources. Longer term assets are more than covered by available term funding.

Since 31 March 2008, Macquarie has raised $A7.8 billion of term funding. Deposits have increased from $A13.2 billion at 31 March 2008 to $A16.7 billion at 30 September. Macquarie Bank Limited deposits and wholesale funding are eligible for the recently announced Australian Government guarantee.

Assets under management

Assets under management have increased three per cent since March 2008 to $A239 billion. While the recent movement in the Australian dollar exchange rate had a positive effect, the impact of declining equity values had a negative effect. $A3.8 billion was raised from investors during 1H09. However, new equity raisings were affected by the financial market disruption, particularly during the September quarter.

Consolidated Group profit

	Half year to 30 Sep 2008 $A million	Half year to 30 Sep 2007 $A million	Change %
Total operating income	**2,970**	4,710	(37)
Total operating expenses	**(2,243)**	(3,337)	(33)
Profit from ordinary activities before income tax	**727**	1,373	(47)
Income tax expense	**(79)**	(273)	(71)
Profit from ordinary activities after income tax	**648**	1,100	(41)
Minority interests	**(25)**	(24)	4
Distributions paid or provided on Macquarie Income Securities	**(19)**	(16)	19
Profit after income tax attributable to ordinary equity holders	**604**	1,060	(43)
	A cents	A cents	
Basic earnings per share	**216.6**	401.8	(46)
Diluted earnings per share	**215.2**	387.5	(44)

Assets under management
$A billion



250
200
150
100
50
0
FY 2006
FY 2007
FY 2008
IH 2009

Total operating income
$A billion
30 Sept ■ 31 Mar ■



9
8
7
6
5
4
3
2
1
0
FY 2006
FY 2007
FY 2008
IH 2009

Operating conditions

Credit markets

Since August 2007, conditions in credit markets have been unprecedented, culminating in a freezing of most credit markets in September 2008. Funding costs remain significantly higher than pre-August 2007. Governments and regulators across the globe have responded with numerous intervention measures aimed at restoring stability and confidence in the market.

Equity markets

Volumes have declined from the very high levels of the six months to September 2007. Asian volumes were down 17.5 per cent for the six months to 30 September 2008 compared with the six months to September 2007. Australian volumes were down 11.7 per cent for the six months to 30 September 2008 compared to the prior corresponding period. Volumes have continued at the lower levels since the end of September. The recent regulatory interventions on short-selling have reduced volume and, to some extent, volatility.

Mergers and acquisitions and equity capital markets

Activity has fallen globally although Macquarie's transaction pipeline remains reasonable with good levels of activity in Australia and, to a lesser extent, Asia.

Global real estate

There has been a sharp decline in all listed real estate markets. During the period the Australian-REIT price index fell 19.6 per cent and at the end of the period had fallen 47 per cent from its peak in February 2007.

Performance

We continue to generate sound profits and dividends for our shareholders. However, the share prices of financial institutions globally, Macquarie's included, have been particularly adversely affected by the extreme market disruption as displayed in the graph opposite.

People

Headcount growth slowed significantly during the period with staff numbers increasing by six per cent since 31 March 2008. Businesses are reviewing their staffing requirements in light of current conditions.

Performance driven remuneration underpins our long-term strategy of aligning the interests of staff and shareholders, incorporating both NPAT and ROE in the determination of staff profit share.

Outlook

Market conditions have continued to deteriorate since the 2008 Annual General Meeting in July and significantly from mid-September. Unprecedented market conditions make short-term forecasting extremely difficult and unreliable. That said, if we assume a number of swing factors including market conditions, the completion rate of transactions, asset realisations and asset prices we expect the 2H09 result to be broadly in line with the first half.

We continue to maintain a cautious stance with a conservative approach to funding and capital.

Although global action by governments has restored some confidence, markets are yet to show sustained signs of confidence or recovery.

Our operating groups are well placed over the medium-term and Macquarie remains:

- profitable
- well funded
- well capitalised
- conservatively geared.

Index
Macquarie Group Limited share price vs MSCI World Diversified Financials —
Macquarie Group Limited —


210
190
170
150
130
110
90
70
50
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007
Mar 2008
Sep 2008

Europe, Middle East and Africa[1]
1513 staff
13 countries

In Europe, the Middle East and Africa we focus on select markets where we can add real value.


Bristol
Manchester
Dublin
London
Amsterdam
Paris
Frankfurt
Zurich
Vienna
Munich
Geneva
Milan
Stockholm[2]
Moscow[3]
Rome
Abu Dhabi
Dubai
Johannesburg
Cape Town

Asia
2377 staff
9 countries

In Asia, Macquarie offers a full rang investment, financial market and ad products and services.


Beijing
Tianjin
Shan
New Delhi
Taipei
Hsinc
Hong Kong
Mumbai
Bangkok
Manila
Labuan[4]
Kuala Lumpur
Singapore
Jakarta


Perth
Ad

Australia and
8017 staff
2 countries

In Australia anc is a pre-emine investment anc

of
visory



Seoul
Tokyo
ghai
Sunshine Coast
Brisbane
Broadbeach
Newcastle
Sydney
Auckland
elaide
Melbourne
Canberra
Wellington
Christchurch

New Zealand

New Zealand, Macquarie
t provider of diversified
financial services.

The Americas
1991 staff
4 countries

In the Americas we focus on select markets where we can add real value.



Calgary
Winnipeg
Vancouver
Seattle
Toronto
Montreal
Bloomfield Hills
Chicago
Troy
Boston
San Francisco
San Jose
Denver
New York
Los Angeles
Irvine
Carlsbad
Atlanta
Savannah[3]
San Diego
Dallas
Jacksonville
Houston
Miami
Mexico City[4]
São Paulo

Approximate staff numbers as at 30 September 2008

[1] Africa – excludes staff in Macquarie First South Joint Venture

Stockholm office opened in October 2008

[3] Staff seconded to joint venturer not included in headcount (Moscow: Macquarie Renaissance; Savannah: Medallist)

[4] New office in Mexico City Mexico due to open in December 2008

Macquarie is a manager of listed and unlisted specialist funds which invest in infrastructure (including airports, toll roads, communications infrastructure, utilities and related sectors), private equity and real estate (including retail, office, commercial and development capital).

Over the past six months, new and existing investors committed an additional $A3.8 billion[1] of equity to Macquarie specialist funds. Volatility in global financial markets made equity raising more difficult in the second quarter.

Over the period, listed infrastructure stocks were affected by global equity market conditions. However, the majority of the businesses managed by Macquarie specialist funds continued to perform in line with expectations.

Recent domestic and international infrastructure-related transactions have lent strong support to the directors' current valuations across the 118 businesses in which Macquarie's infrastructure and infrastructure-like funds invest.

The listed real estate investment trusts (REIT) market continues to be extremely difficult both domestically and globally. The underlying assets in Macquarie's REITs are performing solidly with high occupancy rates and strong contracts. The funds have recently undertaken a number of active management programs to strengthen their balance sheets which include selective assets sales, some refinancing and contract negotiations and capital management initiatives. Notwithstanding this, write-downs by Macquarie reflect reductions in the market value of Macquarie's equity investments.

Internal restructures
A number of internal business restructures took place in the first half to streamline operations:

- Banking and Financial Services Group, which houses the retail financial services business, was formed in April this year through the merger of the Banking and Securitisation Group and the Financial Services Group
- Macquarie Funds Group was formed during the period through the merger of the funds and fund-based structured product businesses within Macquarie Capital Products and the former Funds Management Group and Equity Markets Group
- Macquarie Securities Group was formed by combining most of the operating activities of the Equity Markets Group with Macquarie Capital Securities.
- Macquarie Capital Finance Division of Macquarie Capital has been transferred to Macquarie Bank Limited and will be known as Corporate and Asset Finance.

It is also proposed that most of the current Real Estate Group will merge with Macquarie Capital, with effect from 1 January 2009.

[1] Macquarie Capital and Real Estate Group funds equity raised for the six months to 30 September 2008.

Macquarie model
Macquarie has always had a long-term approach to the management of its businesses. The key elements of our model are outlined below.

Client driven business
Macquarie is a client driven business with a primary focus on deriving income from providing products and services to our clients rather than from the use of our balance sheet.

Alignment of interests with shareholders, investors and staff
Macquarie has a long-standing approach of ensuring the interests of key stakeholders are aligned. Alignment with investors is achieved through co-investment alongside them in our managed funds and in other products. Our staff remuneration links performance-based remuneration to shareholder value through the use of two key shareholder return drivers: profitability and return on equity.

Conservative approach to risk management
Macquarie has a long-term approach to risk management and it is central to all operational decision making. Macquarie maintains conservative capital, balance sheet and funding profiles and has a prudent approach to managing each of these.

Incremental growth and evolution
Macquarie has always had an incremental approach to growth, with a small number of selective acquisitions. A significant portion of our profit comes from businesses that did not exist five years ago.

Diversified by business and geography
Macquarie has a wide range of businesses operating across 27 countries. International income contributes around 50 per cent to total income (excluding earnings on capital). Over 40 per cent of our staff are based outside Australia.

An ability to anticipate and adapt to change
We have managed and built our businesses for the long term and we are continually evolving and adapting to market conditions and the needs of our clients. Our strategy has always been based on an ability to swiftly adapt to changes in market conditions.

Operating Groups

Macquarie is structured into six operating groups and one division within which individual businesses operate. Businesses operate in defined products and market sectors offering key individual services including:

Macquarie Capital
- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Specialised fund management
- Private equity placements
- Principal products

Macquarie Securities Group
- Institutional cash equities
- Equity finance, arbitrage trading and synthetic products
- Equity-linked investments, trading products and risk management services

Treasury and Commodities Group
- Metals and energy capital
- Agricultural commodities and investor products
- Energy markets
- Foreign exchange
- Debt markets
- Futures
- Economic research

Banking and Financial Services Group

- Adviser services including cash management account, Wrap, Coin software and insurance
- Full service and online stockbroking, wealth management, private bank and direct investment
- Banking services and investment advice for businesses and individuals
- Lending including mortgage management, margin loans and credit cards
- Cash solutions including term deposits, high yield accounts and money market services

Macquarie Funds Group
- Managed funds across a wide range of asset classes
- Funds-based structured products
- Hedge funds
- Fund of funds
- Responsible entity and back-office services

Real Estate Group
- Real estate investment management
- Real estate structured finance
- Real estate investment banking
- Land development
- Real estate research

Corporate and Asset Finance*
- Corporate debt finance
- Traditional equipment leasing
- Specialised asset finance
- Asset trading and remarketing

* Not reported in this period

Relative group contribution to profit



140
120
100
80
60
40
20
0
-20
-40
1H09
2H08
1H08

Group	IH09 %	2H08 %	IH08 %
☐ Macquarie Securities Group	**55**	33	23
■ Macquarie Capital	**43**	47	52
■ Treasury and Commodities Group	**35**	21	9
■ Macquarie Funds Group	**4**	6	7
■ Banking and Financial Services Group	**(22)**	6	5
▨ Real Estate Group	**(15)**	(13)	4

Macquarie Capital

Despite the current market conditions, Macquarie Capital was able to achieve a solid result for the first half, generating an operating profit of $A348 million. However, due to the difficult market conditions Macquarie Capital's result was down 78 per cent on the record result achieved in the prior corresponding period.

Significant advisory roles for **Macquarie Capital Advisers** during the period included:

- joint sponsor, joint global coordinator, joint lead manager and joint bookrunner on the successful $A1.8 billion ($US1.5 billion) IPO of China South Locomotive & Rolling Stock Corporation, one of the largest rolling stock manufacturers and solution providers in the world
- defence adviser to Dyno Nobel on the $A3.8 billion acquisition of Dyno Nobel by Incitec Pivot via a scheme of arrangement
- sole M&A buy-side adviser and debt arranger on LS Cable's acquisition of Superior Essex worth $A1.4 billion ($US1.2 billion), the first unsolicited acquisition by a Korean company of a publicly listed US company
- adviser to a Marubeni-led consortium on the $A4.3 billion (approximate $S5 billion) capital raising and acquisition of Senoko Power, the largest power generation company in Singapore
- adviser on the MBF merger with Bupa by way of a scheme of arrangement with $A2.4 billion cash consideration to participating MBF contributors, creating the largest private health insurer in Australia
- adviser on the $A34 billion (£16 billion) refinancing of BAA, owner of Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton airports
- joint lead manager and joint underwriter on the successful $A700 million raising for Leighton Holding's 1 for 14 accelerated pro-rata entitlement offer.

Macquarie Capital Funds continued its global specialist funds strategy with $A2.8 billion of new equity raisings by the managed funds and consortia in the six months to 30 September 2008. This included equity raisings undertaken by the following new unlisted funds: Macquarie Infrastructure Partners II (North America), Macquarie European Infrastructure Fund III (Europe), Macquarie Special Situations Fund and ADCB Macquarie Infrastructure Fund (Middle East).

As at 30 September 2008, equity under management was $A53 billion[2]. Assets under management increased seven per cent from 31 March 2008 to $A149 billion[3] with the portfolio expanded to include:

- in Europe, a provider of freight, passenger and car ferry services between the United Kingdom, the Channel Islands and France; a supplier of heat, steam and electricity to industrial and hospital clients in Germany; a provider of services and equipment in water metering in France; and a French oil storage and distribution business
- in North America, a container and break bulk marine terminal; a provider of oil and gas services; a leading provider of marine transportation services; a non-hazardous solid waste management company; one of the largest operators of school buses in the United States; a leading private aviation company; an investment in a Mexican airport group; and a portfolio of casinos in Canada.

[2] Includes $A0.7 billion of equity invested by Macquarie in businesses managed by Macquarie Capital Funds.

[3] As at 30 September 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 30 June 2008 or at cost if acquired subsequent to 30 June 2008. Includes $A1.9 billion of assets held directly by Macquarie and managed by Macquarie Capital Funds.

The result from **Macquarie Capital Finance**[4] was up on the prior corresponding period, with a strong contribution from most businesses. Asset-based leasing and lending volumes reached $A7.6 billion at 30 September 2008.

In December 2007, Macquarie Capital Finance completed the acquisition of CIT Systems Leasing. With approximately $US750 million of leased assets, it is one of the largest independent lessors of technology equipment in North America. Profitability to date has exceeded initial expectations.

During the half, an internal restructure saw the Macquarie Capital Securities Division[5] and the retail arm of Macquarie Capital Products[6] separated from Macquarie Capital. Macquarie Capital Finance will be reported as a separate Division, Corporate and Asset Finance, for the balance of FY09.

Outlook

Macquarie Capital's advisory deal pipeline remains reasonable. The near term environment remains challenging but we expect growth in the medium term subject to prevailing conditions. We expect the full year result to be well down on the prior year.

The Real Estate Group and Macquarie Capital will merge their real estate teams and operate within Macquarie Capital from 1 January 2009. The integration is expected to broaden Macquarie's real estate offering, facilitate future growth and enhance business products and services to clients. The continued dislocation in the credit markets makes the short to medium-term outlook for the real estate sector particularly challenging. However, a reasonable number of opportunities are being assessed.

[4] Macquarie Capital Finance separated from Macquarie Capital in September 2008.

[5] Macquarie Capital Securities separated from Macquarie Capital in April 2008.

[6] Macquarie Capital Products separated from Macquarie Capital in August 2008 (reported as part of Macquarie Funds Group from 1 April 2008).

Macquarie Securities Group

Macquarie Securities Group (MSG) was formed by merging the operating activities of the Equity Markets Group (excluding the Fund Products Division) and Macquarie Capital Securities Division of Macquarie Capital. Combining these two businesses has enabled Macquarie to provide a broader suite of products to a wider client base and to gain critical mass to build a global institutional securities platform.

MSG made a profit of $A443 million for the half year, down 37 per cent on the prior corresponding period, with all divisions profitable despite weaker equity markets.

The result for the **Cash Division** (formerly Macquarie Capital Securities Division) was down 28 per cent on the strong prior corresponding period. Lower equity market volumes saw a decline in secondary market revenues although there was growth in commissions in South Africa and Canada. The Europe and US build out continues ahead of plan. The Australian business maintained its number one position for market share[7] while market share in all other markets continues to grow. ECM revenues, including those from the recently acquired Canadian business, were in line with the prior corresponding period.

The **Delta 1 Division** (formerly Global Equity Finance) result was down 33 per cent on the prior corresponding period. Volumes in the Asian access product business were lower primarily as a result of reduced client demand for synthetic products.
The arbitrage trading result was in line with the prior corresponding period having benefited from the increased volatility in global equity markets. Volumes in the European equity finance business were lower than in the prior corresponding period.

[7] Institutional and retail market share financial year to date.

Review continued

The result for the **Derivatives Division** (formerly Equity Products) was 59 per cent down on the prior corresponding period primarily due to lower demand for equity-linked products and volatile market conditions which affected hedging efficiency. Structured product volumes across Asia, Australia and the Americas were down on the prior corresponding period. Listed product volumes across all markets were down on the prior corresponding period, however, market share remains strong.

Outlook

Conditions in global equity markets are expected to remain challenging for the remainder of the 2009 financial year. The expectation for 2H09 and for the full year result is to be a lower result than in the prior corresponding periods.

Treasury and Commodities Group

The first half operating profit for Treasury and Commodities Group (TCG) was $A285 million, slightly above the prior corresponding period.

TCG's first half result was heavily influenced by strong volatility and market uncertainty as a result of recent events in financial markets. Broadly, this had a positive effect on volatility-based trading businesses but also affected equity valuations on both the downside and the upside.

TCG is a portfolio of businesses that combine to create a cycle-resilient revenue stream over the longer term. All divisions of TCG were profitable in the first half.

Metals and Energy Capital (MEC) was a strong contributor during the first half. The underlying MEC business of oil and gas mezzanine facilities and metals mining financing performed well. However, a significant provision was made against the value of some equity positions. In general, MEC holds equity positions for long periods of time and continues to believe in the fundamental value of the underlying investments in the portfolio.

Foreign Exchange had a record first half well up on the prior corresponding period due to increased customer activity in more volatile markets.

Energy Markets Division's result was considerably up on the prior corresponding period. This was due to market volatility, continued growth of the coal desk, solid contributions from energy over-the-counter products and US natural gas and electricity businesses.

Similarly, the **Futures** division benefited from volatility in the markets and has also reported a good result, though slightly down on the prior corresponding period.

Agricultural and Investor Products had a good result but the result was down on the very strong prior corresponding period which was achieved during unusually favourable markets across the board. Uncertainty and volatility resulted in increased activity in agricultural risk management services and a decline in investor products volumes.

Debt Markets made a positive contribution in difficult markets albeit slightly down on the prior corresponding period.

Outlook

TCG expects continued volatility in financial and commodity markets, some of which will benefit the deal pipeline, and potential transaction volumes, particularly businesses which are equity investors such as MEC.

We expect the full year result to be slightly down on the strong prior year but this is dependent on market conditions globally. We expect to maintain reasonable volumes and customer activity across most of our businesses and will continue to expand our international operations focusing on opportunities in adjacent or complementary markets and businesses.

In the first half of 2009, Banking and Financial Services (BFS) made an operating loss of $A174 million due to the provision for the loss on sale of the Italian mortgages business, write-downs on some investments and closure costs of the consumer lending business as well as the impact of challenging market conditions on volumes.

BFS achieved strong growth in retail deposits, up 42 per cent from March 2008, and launched a new internet high yield account, Cash XL. The Cash Management Trust funds under management reduced nine per cent to $A16.1 billion from $A17.6 billion at 31 March 2008 while increasing clients by more than 10,000. Wrap funds under administration also reduced seven per cent to $A21.0 billion from $A22.5 billion at 31 March 2008 due to negative market movements despite a four per cent increase in client numbers. The risk insurance premiums of Macquarie Life increased 118 per cent on the prior corresponding period.

The Macquarie Pastoral Fund (MPF) has acquired an additional five properties since March 2008, which builds scale and further diversifies BFS' investment portfolio. Funds under management for MPF were up 77 per cent during the half.

Macquarie Private Wealth remains Australia's leading full service broker, based on ASX market share and trading volumes. The Macquarie Professional Series' Walter Scott Global Equity Fund won best International Fund in the Developed Markets category at the 2008 Standard & Poor's Fund awards for the second consecutive year.

The lending portfolio decreased by seven per cent on the prior corresponding period following decisions to wind-back or cease origination of some lending products due to credit market conditions and the increased cost of funding.

Outlook

While BFS anticipates credit and equity markets will remain challenging for the remainder of the year, the strategic focus is on leveraging adjacent market and product opportunities to increase distribution of integrated banking and wealth management solutions to clients.

BFS remains focused on continuing to grow adviser numbers, while also investigating acquisition and offshore investment opportunities where it can offer differentiated wealth management solutions.

BFS expects its full year result to be down on the prior year.

Macquarie Funds Group

During the period, the Macquarie Funds Group (MFG) was formed from the merger of the funds and fund-based structured product businesses within the Funds Management Group, Equity Markets Group's Funds Products Division and Macquarie Capital Products Division from Macquarie Capital. The combination of the three businesses has established a global platform for Macquarie to benefit from evolving markets and increased investment innovation and is expected to provide considerable scale for future growth opportunities.

MFG made an operating profit of $A35 million for the half with the main driver of this performance being continued strong revenue generated by structured investments. MFG's contribution was well down on the prior corresponding period which included the profit on the sale of Macquarie IMM and much stronger performance fees.

Total assets under management dropped by five per cent to $A44.8 billion from $A47.2 billion as at 31 March 2008. The reduction in assets under management saw a reduction in base management fee revenue. Assets under management have been affected by falling asset values and high levels of redemptions from Asian retail investors as these investors switch into lower risk investments.

Seed investments were particularly affected by the negative performance of markets.

Revenue from structured investments remained steady with an increase in retail loan books which continued to generate capital protection fee revenue and loan margin income. Wholesale structured investments also continued to generate management fee revenue, although the base on which these are earned has been affected by adverse market conditions. Overall, the contribution from structured investment products was up 11 per cent on the prior corresponding period.

Integration following the formation of MFG is progressing well. MQ Equities, from the former Equity Markets Group, merged with the larger Equities team from the former Funds Management Group to create one coordinated team.

During the six months to 30 September 2008, MFG's credit funds enjoyed strong relative performance in very difficult market conditions. The Real Estate Securities Division completed its expansion, adding investment teams located in New York and London to its existing Sydney and Hong Kong teams.

Increased scale has provided the ability to further strengthen the institutional platform through investment in operations, risk management systems, distribution and capital for incubation of new investment strategies. This provides investors with the security of support from a large institutional platform.

Outlook
Current market conditions are generally difficult. Liquidity has dropped sharply and volatility has increased to record levels. The weakness in markets has seen an increase in redemptions from global hedge fund investors and retail investors in Asia. In the Australian and European retail markets for closed-end structured investments, new raisings are likely to be lower than in the prior corresponding period.

Over the medium term, we expect continued movement to cash and bonds across the industry which will continue to affect MFG's assets under management. However, we expect our strong suite of emerging products to enable MFG to capitalise on investment once the markets stabilise in subsequent financial years.

Dislocated markets also create opportunities to generate superior returns, hire experienced, high quality managers and make selective complementary acquisitions.

We expect the result for the full year to be well down on the prior year.

Real Estate Group
The Real Estate Group (REG) recorded an operating loss for the period, which was lower than the prior corresponding period due to significantly reduced contributions from realisations and increased provisions booked against specific assets, predominantly assets with US residential market exposure. Additional provisions were also made against listed REITs positions, including Macquarie Office Trust and Macquarie CountryWide Trust. Underlying asset management income streams remain a key driver
of REG's contribution.

Assets under management, including associates, increased 12 per cent to $A36.2 billion from $A32.3 billion at March 2008.

Unlisted capital raising continued during the half. MGPA closed MGPA Fund III with commitments of $US5.2 billion for two opportunistic funds in Asia and Europe. St Hilliers Hybrid Property Fund, a wholesale development to core fund, successfully closed raising $A200 million.

During the period, REG focused on capital management initiatives for the REITs including strategic actions to strengthen balance sheets through selected asset sales, refinancing of near term debt expiries, renegotiation of debt covenants and revision of distribution payout and capital hedging policies.

Despite disappointing market performances, the operating performances of leased assets in the listed and unlisted REITs remain sound. However, capital values are softening due to the credit crisis.

Outlook
Most of the Real Estate Group's activities will become part of Macquarie Capital effective from 1 January 2009.

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

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Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	3 November 2008 but 28 July 2008 re: Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 December 2008
No. of securities held prior to change	14,237 MQG shares
Class	MQG shares
Number acquired	4,759 MQG shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.26 per MQG share
No. of securities held after change	18,996 MQG shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted pursuant to the Non-Executive Director Share Acquisition Plan ("NEDSAP")

cag_cosec_syd_prd/98486_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

9 December 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	7 March 2008 re: Macquarie Airports ("MAP") stapled securities and 7 November 2007 re: Macquarie Group Limited fully paid ordinary ("MQG") shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	5 December 2008
No. of securities held prior to change	• 8,143 MQG shares held by Helen Nugent; • 4,300 MQG shares held by HNSF Pty Limited; and • 28,611 MAP stapled securities held by Helen Nugent.
Class	• MQG ordinary shares; and • MAP stapled units.
Number acquired	• 4,198 MQG shares transferred to HNSF Pty Limited from Helen Nugent; and • 28,611 MAP stapled securities transferred to HNSF Pty Limited from Helen Nugent.
Number disposed	• 4,198 MQG shares transferred from Helen Nugent to HNSF Pty Limited; and • 28,611 MAP stapled securities transferred from Helen Nugent to HNSF Pty Limited.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $116,242.62 re transfer of MQG shares; and • $54,360.90 re transfer of MAP stapled securities.
No. of securities held after change	• 3,945 MQG shares held by Helen Nugent; • 8,498 MQG shares held by HNSF Pty Limited; and • 28,611 MAP stapled securities held by HNSF Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities transferred via off-market transfer.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

9 December 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	28 July 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Catherine Livingstone and Michael Satterthwaite; and • Securities held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	8 December 2008
No. of securities held prior to change	• 294 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Catherine Livingstone (acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 6,423 MQG shares held by Easdale Pty Limited (1,693 of which were previously held by Catherine Livingstone and were transferred via off-market transfer on 28/10/2008).
Class	MQG shares
Number acquired	352 MQG shares
Number disposed	Nil

cag_cosec_syd_prd/98466_1

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.26 per MQG share
No. of securities held after change	• 646 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Catherine Livingstone (acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 6,423 MQG shares held by Easdale Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan ("NEDSAP").

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

9 December 2008

END